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Astris Energi Inc. · 6-K · For 12/01/04,  Filed On 12/01/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 01, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 12/01/04, Filed On 12/01/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated December 01, 2004	3

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EXHIBIT 1

ASTRIS ENERGI CONFERENCE PAPERS PUBLISHED

MISSISSAUGA, ONTARIO, CANADA, December 1, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that the presentations made by Astris President and CEO Jiri K. Nor and Vice President, Marketing and Corporate Development Peter Nor at the Hydrogen and Fuel Cells 2004 Conference and Trade Show have been published and are now available to the general public. The papers can be downloaded at the Conference website at: www.scolars.com/fuelcells/program or at the Astris website at: www.astris.ca under the News & Events section.

Jiri Nor’s presentation "Alkaline Fuel Cell Technology in the Lead" highlighted the progress achieved at Astris in its development of economical, reliable alkaline fuel cells. Mr. Nor outlined the advantages of Astris’ third-generation, alkaline fuel cell the POWERSTACK™ MC250 including: high electrochemical conversion efficiency; low material cost, achieved through the elimination of platinum as a catalyst; instant start and operation at low ambient temperatures, even subzero; and tolerance to CO2 traces. Mr. Nor described Astris’ AFC advantages as "low system cost, system simplicity, and high system efficiency." According to Mr. Nor, "Astris is on the way to providing the world with alkaline fuel cell technology characterized by good performance at low cost."

Peter Nor’s presentation was entitled "Test Equipment for the Fuel Cell Industry" and described the evolution of the hardware and software developed and marketed by Astris for fuel cell and battery testing laboratories. The paper highlights the features of Astris’ current models, the TL5 Test Load and TESTMASTER™ data acquisition and control software. The TL5 is a passive electronic load with built-in microprocessor intelligence, with the ability to briefly interrupt the current and take resistance-free cell potential readings with programmable delay. TESTMASTER™ is a powerful, Windows-based, integrated software suite designed for short-term or long-term testing of fuel cells and batteries. Mr. Nor noted that "the TL5 Test Load, TLIF (interface module) and
TESTMASTER™ software suite are considered the best in the world by independent users."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.